First South Bancorp., Inc.

ANNUAL REPORT
2004

Item 6. Management's Discussion and Analysis or Plan of Operation.

Statements included in this Form 10-KSB which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by section 21E of the Securities and Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", and similar expressions identify forward looking statements. The Company cautions readers that forward looking statements, including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, liquidity, capital needs, adequacy of allowance for loan losses, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- The Company's growth and ability to maintain growth:

- government monetary and fiscal policies, as well as legislative and regulatory changes:

- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities:

- the effects of competition from other financial institutions operating in the Company's market areas and elsewhere, including institutions operating locally, regionally, nationally and internationally:

- failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans; and

- loss of consumer confidence and economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

This discussion is intended to assist in understanding the financial condition and results of operations of the Company, and should be read in conjunction with the financial statements and related notes contained elsewhere herein. Because the Bank is responsible for all of the Company's operations, the discussion will refer to the results of operations of the Bank.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from those judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Allowance for Loan Losses" for a description of the Company's estimation and methodology related to the allowance for loan losses.

Earnings Performance

The Bank had net income from operations for the year ended December 31, 2004, of $3,000,055, or $1.87 per share, compared to net income for the year ended December 31, 2003, of $2,104,267 or $1.52 per common share. The Bank had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $10,102,590 for 2004, as compared to $8,474,452 for 2003. The Bank also had other operating income (principally service charges, fees and commissions) of $1,189,247 in 2004 and $1,254,286 in 2003. The Bank provided $705,522 and $949,302 to its allowance for loan losses in 2004 and 2003, respectively, and had other operating expenses (principally salaries and benefits and occupancy and equipment expenses) of $5,930,260 in 2004, and $5,549,169 in 2003.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities, and the relative funding of these assets.

For the year ended December 31, 2004, net interest income was $10,102,590. During the year ended December 31, 2003, net interest income was $8,474,452. The 19.2% increase in net interest income during 2004 can be primarily attributed to the increased growth in average earning assets by $49.6 million from 2003 to 2004 compared to the increased growth in average interest-bearing liabilities by $38.3 million during the same period, which resulted in an increase of average interest free funds supporting earning assets by $11.3 million from $22,797 million in 2003 to $34,076 million in 2004. This overall net increase in volume of average earning assets compared to average interest bearing liabilities offset the overall decrease in interest margin from 3.93% in 2003 to 3.81% in 2004, a reduction of 12 basis points or 3%. The net interest income increase for the year ended December 31, 2004 compared to the year ended December 31, 2003 was also primarily the result of the increase in earning assets which was enhanced by an increase in net interest margin.

The table "Average Balances, Yields and Rates," provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the years ended December 31, 2004, 2003, and 2002.

Average Balances, Yields, and Rates

(Dollars in Thousands)

Year Ended December 31,

	2004			2003			2002		
	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates
Assets									
Federal funds sold	$ -	$ -		$ -	$ -		$ -	$ -	
Due From banks – Interest-bearing	9,266	137	1.48%	6,761	70	1.04%	9,993	157	1.57%
Investment securities	16,759	598	3.57%	13,666	533	3.90%	13,849	739	5.34%
Loans (2) (3)	238,958	14,576	6.10%	194,944	12,282	6.30%	141,269	9,312	6.59%
Total interest earning assets	264,983	$ 15,311	5.78%	215,374	$ 12,884	5.98%	165,111	$ 10,208	6.18%
Cash and due from banks	4,715			4,663			3,074		
Valuation reserve for investment securities	27			100			156		
Allowance for loan losses	(2,694)			(2,144)			(1,553)		
Premises and equipment	5,369			4,217			2,817		
Investment in Trust	142			-			-		
Other assets	3,780			3,630			2,683		
Total assets	$ 276,322			$ 225,840			$ 172,288		
Liabilities and shareholders' equity									
Interest bearing transaction accounts	$ 33,917	$ 586	1.73%	$ 33,729	$ 579	1.72%	$ 31,447	$ 735	2.34%
Savings	47,889	845	1.76%	34,094	613	1.80%	8,838	175	1.98%
Time deposits $100,000 and over	35,525	850	2.39%	28,312	699	2.47%	18,168	588	3.24%
Other time deposits	93,294	2,218	2.38%	80,867	2,035	2.52%	69,892	2,334	3.34%
Total interest bearing deposits	$ 210,625	$ 4,499	2.14%	$ 177,002	$ 3,926	2.22%	$ 128,345	$ 3,832	2.99%
Retail repurchase agreements	5,156	47	0.91%	4,903	25	0.51%	5,887	65	1.10%
Subordinated debt	4,583	201	4.39%	-	-	0.00%	-	-	0.00%
Other Borrowed Funds	10,543	461	4.37%	10,672	460	4.31%	10,276	456	4.44%
Total interest bearing liabilities	$ 230,907	$ 5,208	2.26%	$ 192,577	$ 4,411	2.29%	$ 144,508	$ 4,353	3.01%
Non-interest bearing demand deposits	20,837			16,046			12,951		
Other liabilities	2,088			1,854			1,115		
Shareholders' equity	22,490			15,363			13,714		
Total liabilities and shareholders' equity	$ 276,322			$ 225,840			$ 172,288		
Interest rate spread (4)			3.52%			3.69%			3.17%
Net interest income and net yield on earning assets (5)		$ 10,103	3.81%		$ 8,473	3.93%		$ 5,855	3.55%
Interest free funds supporting earning assets (6)	$ 34,076			$ 22,797			$ 20,603		

(1) Average balances are computed on a daily basis.
(2) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis and excludes impact of deferred loan origination fees.
(3) Interest income on loans for 2004, 2003, and 2002, included total loan fees of $993, $893, and $731, respectively.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets. (net interest margin)
(6) Total interest earning assets less total interest bearing liabilities.

Rate/Volume Analysis of Net Interest Income

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the later period to the change in the average rate in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are included in changes resulting from volume.

Year Ended December 31,
2004 compared to 2003
Increase (Decrease) Due to
(Dollars in thousands)

	Volume	Rate	Total
Interest earned on:			
Due from banks-interest-bearing	$ 26	$ 40	$ 66
Invesments	121	(55)	66
Net Loans	2,773	(478)	2,295
Total Interest Income	$ 2,920	$ (493)	$ 2,427
Interest paid on			
Interest Checking	$ 3	$ 4	$ 7
Savings Deposits	250	(18)	232
Time Deposits 100,000 and over	178	(27)	151
Other time deposits	313	(130)	183
Retail Repurchase Agreements	1	21	22
Subordinated debt	201	-	201
Other Borrowed Funds	(5)	6	1
Total Interest Expense	$ 941	$ (144)	$ 797
Change in Net Interest Income	$ 1,979	$ (349)	$ 1,630

During the year 2005 management expects that interest rates will continue to rise. Improvements in net interest income for 2004 are expected to be the result of increases in the volume and rates. Management expects to continue following the market strategies which it has employed to date.

Interest Rate Sensitivity

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that timely adjustments in interest rate sensitivity can be made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at December 31, 2004 of $82.6 million for a cumulative gap ratio of 147%. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at December 31, 2004, with respect to the one year time horizon. For a bank with a positive gap, such as the Bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Time deposits in other banks are reflected in the deposits' maturity dates. Repurchase agreements and other borrowed funds are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

Repricing Schedule as of December 31, 2004

(Amounts in thousands)

	Within 3 Months	4-12 Months	Over One Year to Five Years	Over Five Years	Total
Interest Earning Assets					
Interest-bearing deposits in other banks	$ 9,200	$ -	$ -	$ -	$ 9,200
Other investments (Book Value)*	2,454	3,441	12,986	2,983	21,864
Loans**					
Fixed rate	2,423	5,463	10,293	1,130	19,309
Variable rate	235,090	-	-	-	235,090
Total interest earning assets	$ 249,167	$ 8,904	$ 23,279	$ 4,113	$ 285,463
Interest Bearing Liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 32,298	$ -	$ -	$ -	$ 32,298
Savings & MMIA	53,781		-	-	53,781
Time deposits $100,000 and over	11,704	10,851	17,437	-	39,992
Other time deposits	25,870	30,874	46,427	-	103,171
Total interest bearing deposits	$ 123,653	$ 41,725	$ 63,864	$ -	$ 229,242
Repurchase agreements	4,700		-	-	4,700
Subordinated debt	5,000	-	-	-	5,000
Other borrowed funds	417	-	-	10,000	10,417
Total interest bearing liabilities	$ 133,770	$ 41,725	$ 63,864	$ 10,000	$ 249,359
Interest Sensitivity Gap	$ 115,397	$ (32,821)	$ (40,585)	$ (5,887)	$ 36,104
Cumulative interest sensitivity gap	$ 115,397	$ 82,576	$ 41,991	$ 36,104	
Gap ratio	186.27%	21.34%	36.45%	41.13%	
Cumulative gap ratio	186.27%	147.05%	117.54%	114.48%	

*includes restricted FHLB stock $954

** excludes loans in non-accrual status totaling $350

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses at any given reportable period is the result of applying the methodology discussed in the section under the heading "Allowance for Loan Losses." The Bank provided $705,522, $949,302, and $674,830 to the allowance during the years ended December 31, 2004, 2003, and 2002 respectively. The decrease of $243,780 in 2004 and increase of $234,472 in 2003 were was primarily due to changes in slower growth in loans from a net increase in the loan portfolio of $68 million during 2003 to $27.5 million loan growth during 2004.

Other Income

Other income, which consists primarily of mortgage banking loan fees, loan brokerage fees, service charges on deposit accounts, and other commissions and fees income, decreased by 5.19% to $1,189,247 in 2004 from $1,254,286 in 2003. Service charges, fees, and commissions increased by $239,176 or 52.6% from 2003 to 2004. Much of this increase was directly attributable to the increase in brokerage service commissions from $77,804 in 2003 to $300,036 in 2004, a $222,232 or 285% increase. The increase in service charges, fees, and commissions was primarily offset, though, by the decreases in mortgage loan fees of $105,446 or 45.2% and in loan brokerage fees of $214,097 or 47.1%. Other income increased by 45.8% to $1,254,286 in 2003 from $860,419 in 2002. Of the total $393,867 increase in non-interest income, mortgage banking loan fees, which were favorably influenced by homeowner refinancing to take advantage of low long term rates, accounted for $96,963, or 24.6% of the increase from year end 2002 to 2003.

Other Expenses

Other expenses, which are those non-interest expenses most commonly referred to as other operating expenses, increased by $381,091, or 6.9%, in 2004. The most significant dollar increases were in the categories of salaries and employee benefits, which increased from $3,190,603 in 2003 to $3,564,689 in 2004, an increase of $374,086 or 11.7% and occupancy and equipment, which increased from $635,843 to $823,475, an increase of $187,632 or 29.51%. The increase in salaries and benefits can be attributed to an increase in full time equivalent employees from 52 at 2003 year end to 59 at 2004 year end. The increase in occupancy and equipment was primarily due to the increase in depreciation from the first full year of operation of the Hilton Head office, which opened in July of 2003, and the First South Financial Services building, which opened in December 2003. Other expenses increased by $1,722,903, or 45%, from year end 2002 to 2003. Principal factors in the increase were the opening of new offices and legal expenses for litigation.

Income Taxes

During the year ended December 31, 2003, the Bank accrued $1,386,000 for current income taxes. The Bank accrued $1,700,000 for current income taxes during 2004. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes. These accounting timing differences resulted in a deferred income tax benefit of $44,000 being recognized in 2004, and $260,000 being recognized in 2003.

Investment Portfolio

As of December 31, 2004, the Bank's investment portfolio comprised approximately 7.1 % of its total assets. The following table summarizes the carrying value amounts of securities held by the Bank at December 31, 2004, 2003, and 2002.

Securities Portfolio Composition
(dollars in thousands)

	December 31, 2004			December 31, 2003			December 31, 2002		
	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value
Available for sale:									
U. S. Government agency obligations	$ 16,499	$ (18)	$ 16,481	$ 9,498	$ 47	$ 9,545	$ 13,996	$ 132	$ 14,128
State and local obligations	123	4	127	123	5	128	123	4	127
Mortgage-backed securities	961	(16)	944	-	-	-	-	-	-
Restricted FHLB Stock	954	-	954	700	-	700	600	-	600
	$ 18,536	$ (30)	$ 18,506	$ 10,321	$ 52	$ 10,373	$ 14,719	$ 136	$ 14,855
Held for investment:									
U.S. Government Agency obligations	$ 1,004	$ (1)	$ 1,003	$ 1,011	$ 13	$ 1,024	$ 1,517	$ 31	$ 1,548
Trust Preferred securities	479	133	613	478	127	605	476	73	549
State and local obligations	375	10	385	375	12	387	375	12	387
Mortgage-backed securities	1,500	39	1,539	2,010	7	2,017	-	-	-
	$ 3,358	$ 181	$ 3,539	$ 3,874	$ 159	$ 4,033	$ 2,368	$ 116	$ 2,484

On an ongoing basis, management assigns securities upon purchase into one of two categories (available-for-sale or held-to-maturity) based on the intent, taking into consideration factors such as expectations for changes in market interest rates, liquidity needs, asset/liability management strategies, and capital requirements. The Bank does not maintain a securities trading account.

The following table presents scheduled maturities of debt securities at December 31, 2004. Available-for-sale securities are stated at estimated fair value and held-for-investment securities are stated at amortized cost.

Securities Portfolio Maturities

Analysis of Investment Securities
December 31, 2004
(dollars in thousands)

	Available-for-Sale		Held-for-Investment	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
U.S. Government Agency Oligations				
Due in one year or less	$ 1,499	$ 1,494	$ 1,004	$ 1,003
Due from one to five years	13,000	12,985	-	-
Due from five to ten years	1,000	1,001	-	-
Due after ten years	1,000	1,000	-	-
State and local obligations (1)				
Due after ten years	123	127	375	385
Trust Preferred securities				
Due after ten years	-	-	479	613
Mortgage Backed securities				
Due after ten years	961	944	1,500	1,539
Equity Securities	954	954	-	-
Total (2) (3)				
Due in one year or less	$ 1,499	$ 1,494	$ 1,004	$ 1,003
Due from one to five years	13,000	12,985	-	-
Due from five to ten years	1,000	1,001	-	-
Due after ten years	961	944	1,500	1,539

(1) Not adjusted for tax equivalency
(2) Excludes equity securities
(3) Weighted average yields on debt securities scheduled to mature in less than one year, one to five years, five to ten years, and after ten years are 2.57%, 3.46%, 3.96% and 4.54%, respectively. Due to call features (the ability of the issuing entity to redeem a security on a specified date prior to maturity), the yields shown for the four maturity ranges are disclosed for information purposes only as of December 31, 2004, and are likely to change.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, or any foreign loans.

The amount of loans outstanding at December 31, 2004, 2003, 2002, 2001, and 2000 are shown in the following table according to type of loan.

Loan Portfolio Composition

	December 31,				
	2004	2003	2002	2001	2000
Commercial, financial and agricultural	$ 46,728,921	$ 51,523,910	$ 47,099,954	$ 36,270,381	$ 23,755,686
Real estate – construction	17,223,132	14,345,975	14,211,986	13,097,957	11,349,351
Real estate mortgage	190,325,765	160,813,718	96,495,309	76,168,473	47,272,549
Consumer	470,787	554,999	1,053,596	629,235	460,842
Total loans	254,748,605	227,238,602	158,860,845	126,166,046	82,838,428
Less allowance for loan losses	(2,900,000)	(2,600,000)	(1,750,000)	(1,450,000)	(1,055,000)
Total Loans, net of allowance for loan losses	$ 251,848,605	$224,638,602	$ 157,110,845	$ 124,716,046	$ 81,783,428

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2004.

Maturity Distribution on Loans

December 31, 2004
(Dollars in Thousands)

	1 Year or Less	1-5 Years	5 Years or More	Total
Commercial and industrial	$ 29,416	$ 16,675	$ 638	$ 46,729
Real Estate-construction	8,096	7,098	2,029	17,223
Real Estate-mortgage	61,647	108,348	20,332	190,327
Consumer installment	86	384	-	470
Total (1)	$ 99,245	$ 132,505	$ 22,999	$ 254,749

(1) Of all loans due after one year, $11,423 have predetermined interest rates and $144,081 have floating or adjustable interest rates.

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and non-accrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. Collateral is ordinarily taken unless the borrower has strong cash flows, low debt to worth ratios, and the loan is of short duration. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan to cost ratios are limited to 75% and permanent financing commitments are required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised nearly 81% of the Bank's loan portfolio at December 31, 2004. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 90%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Consumer loans generally involve more risks than other loans because of the type and nature of the underlying collateral, or because of the absence of collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of a default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance.

Nonperforming Loans; Other Problem Assets

When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2004, the Bank had three loans totaling $350,167 on non-accrual status. Net income for 2004 includes no interest income on these loans. Had these loans been current in accordance with their original terms, $4,993 of additional interest income would have been recorded in 2004. At December 31, 2003, the Bank had four loans totaling $295,000 on non-accrual status.

The following table presents information on non-performing loans and real estate acquired in settlement of loans:

	December 31, (dollars in thousands)				
Non-performing Assets	2004	2003	2002	2001	2000
Non-performing loans:					
Non-accrual loans	$ 350	$ 295	$ 112	$ -	$ 288
Past due 90 days or more	-	-	-	-	-
Other restructured loans	-	-	-	-	-
Total non-performing loans	$ 350	$ 295	$ 112	$ -	$ 288
Real estate acquired in settlement of loans	520	-	625	-	200
Total non-performing assets	$ 870	$ 295	$ 737	$ -	$ 488
Non-performing assets as a Percentage of loans and other real estate	0.34%	0.13%	0.46%	0.00%	0.59%
Allowance for loan losses as a percentage of non-performing loans	828.57%	881.36%	1562.50%	NA	366.32%

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are neither included in non-accrual status, nor loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. On December 31, 2004 the total amount of loans determined by management to be potential problem loans was $735,000. This amount consisted of loans made to eight borrowers.

Real Estate Owned

The Bank foreclosed on assets during the year ended December 31, 2004 and transferred the loans and accrued interest balances at the time of foreclosure to other real estate owned in the amount of $520,234.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such amounts have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, non-accruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2004.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. For outstanding loans, the risk rating system is the major factor employed to quantify the probable losses in the loan portfolio. Predetermined percentage factors for dollars outstanding in each loan grade are applied and then totaled. For loans specifically identified by management during loan reviews, management separates these loans from the general pool of loans and assigns a separate risk rating for these loans based on the likelihood of collectibility, financial condition of the borrower, value of collateral, and other relevant factors. Two additional calculations are based on FDIC classifications and daily statement loan type total using factors as noted below. The four methods for measuring probable losses are performed monthly and their results averaged to provide an amount to be established as a reserve against loan losses. The monthly reserve provisions, and the details supporting the calculations utilized in the computation, are reviewed by the Board's Loan Committee and the Board of Directors. The factors used in these calculations were initially derived from prior experience with similar systems at other banks. These factors have been, and will continue to be, modified as First South Bank's actual historical loss experience in different economic environments can be fully incorporated into a predictive model. Regulators also review the adequacy of the allowance for loan losses as part of their examination of the Bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

Management also performs periodic reviews of the Bank's off-balance sheet credit risks, such as unfunded loan commitments and standby letters of credit. When these reviews identify a probable loss, a separate loss reserve is established. The review performed at December 31, 2004, as well as those performed throughout the 2004 year, did not identify an off-balance sheet risk upon which a reserve should be established.

Summary of Loan Loss Experience

(Dollars in thousands)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Total loans outstanding at end of period	$ 254,749	$ 227,239	$158,861	$102,333	$ 82,838
Average amount of loans outstanding	238,958	194,944	141,269	126,166	70,980
Balance of allowance for loan losses – beginning	2,600	1,750	1,450	1,055	800
Loans charged off					
Commercial & industrial	10	114	375	49	-
Real estate-mortgage	409	20	18	-	-
Other	2				
Consumer installment *	-	1,674	-	2	-
Total charge-offs	421	1,808	393	51	-
Recoveries of loans previously charged-off					
Commercial & industrial	6	35	-	-	-
Real estate-mortgage	10	-	17	-	-
Consumer installment *	-	1,674	1	1	-
Total recoveries	16	1,709	18	1	-
Net charge-offs	405	99	375	50	-
Additions to allowance charged to expense	705	949	675	445	255
Balance of allowance for loan losses – ending	$ 2,900	$ 2,600	$ 1,750	$ 1,450	$ 1,055

Ratios

	2004	2003	2002	2001	2000
Net charge-offs during period to average loans outstanding during period	0.17%	0.05%	0.27%	0.05%	0.00%
Net charge-offs to loans at end of period	0.16%	0.04%	0.24%	0.04%	0.00%
Allowance for loan losses to average loans	1.21%	1.33%	1.10%	1.21%	1.49%
Allowance for loan losses to loans at end of period	1.14%	1.14%	1.10%	1.15%	1.27%
Nonperforming loans to allowance for loan losses at end of period	12.07%	11.35%	6.40%	27.31%	27.30%
Net charge-offs to allowance for loan losses	13.98%	3.81%	21.43%	3.45%	0.00%
Net charge-offs to provision for loan losses	57.48%	10.43%	55.56%	11.23%	0.00%

*The amount of consumer loan losses in 2003, which was matched dollar-for-dollar by the amount of consumer loan recoveries, consisted solely of deferred presentment loans. The bank ceased to make this type of loan in the fourth quarter of 2003.

The following table presents the allocation of the allowance for loan losses at the end of the years ended December 31, 2004, 2003, 2002, 2001, and 2000 compared with the percent of loans in the applicable categories to total loans.

Allocation of Allowance for Loan Losses

Period Ended December 31,

(Dollars in thousands)

	2004		2003		2002		2001		2000	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$965	33.28%	$1,017	39.10%	$858	49.00%	$703	48.50%	$506	48.00%
Real estate – construction	321	11.07%	290	11.20%	210	12.00%	174	12.00%	127	12.00%
Real estate – mortgage	1,594	54.97%	1,272	48.90%	656	37.50%	551	38.00%	406	38.50%
Consumer installment	20	0.69%	21	0.80%	26	1.50%	22	1.50%	16	1.50%
Total	$2,900	100.00%	$2,600	100.00%	$1,750	100.00%	$1,450	100.00%	$1,055	100.00%

Deposits

The average amounts and average rate paid on deposits held by the Bank for the years ended December 31, 2004, 2003, and 2002 are summarized below:

Average Deposits

December 31,

	2004		2003		2002	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)					
Noninterest bearing demand	$20,837		$16,046		$12,951	
Interest bearing transaction accounts	33,917	1.73%	33,729	1.72%	31,447	2.34%
Savings & MMIA	47,889	1.77%	34,094	1.80%	8,838	1.98%
Time deposits - $100,000 and over	35,525	2.39%	28,312	2.47%	18,168	3.24%
Other time deposits	93,294	2.38%	80,867	2.52%	69,892	3.34%
Total interest bearing deposits	$210,625	2.14%	$177,002	2.22%	$128,345	2.99%

As of December 31, 2004, the Bank held $39,992,000 in time deposits of $100,000 or more, with approximately $11,704,000 with maturities within three months, $10,851,000 with maturities over three through twelve months, and $17,437,000 with maturities over twelve months. Wholesale time deposits generated through corporations, banks, credit unions, etc., on a national level totaled approximately $31,398,000 as of December 31, 2004. It is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. Wholesale time deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Borrowed Funds

Major sources of borrowed funds in 2004 and 2003, other than deposits, were retail repurchase agreements and Federal Home Loan Bank advances. Retail repurchase agreements are short-term borrowings from commercial customers collateralized by government or government agency securities and repayable with interest. At December 31, 2004 and 2003, First South Bank had $4,700,237 and $6,088,913 in retail repurchase agreements, respectively. The weighted average interest rates for retail repurchase agreements outstanding at December 31, 2004 and 2003 were 1.73% and .38%, respectively, and those repurchase agreements all had next day maturities. The maximum amount of retail repurchase agreements at the end of any month was $7,031,903 in 2004 and $7,058,835 in 2003. The approximate average amount of outstanding retail repurchase agreements was $5,155,915 in 2004 and $4,903,000 in 2003 and approximate weighted interest rates in 2003 were .91% in 2004 and .51% in 2003.

At December 31, 2004 and 2003, First South had two advances of $5 million each outstanding from the Federal Home Loan Bank of Atlanta. The advances are collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. The borrowings carried fixed interest rates of 4.3% and 4.6% and mature in February and March 2011. One of the advances became callable during February 2003 and is callable until maturity. The other advance became callable in March 2004 and is callable until its maturity. The approximate average amount of such borrowings outstanding in 2004 and 2003 was $10 million. The approximate weighted interest rate for 2004 and 2003 was 4.45%. The maximum amount of such advances outstanding at the end of any month in 2004 and 2003 was $10 million.

The Company issued subordinated debt in the amount of $5,155,000 to FSBS Capital Trust I. The subordinated debt matures in 2034 and has a variable interest rate. The approximate average amount outstanding in 2004 was 4,583,000 and the approximate weighted average interest rate was 4.39% (see Note 8 to the Consolidated Financial Statements).

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Year ended December 31,		
	2004	2003	2002
Return on average assets	1.09%	0.93%	0.82%
Return on average equity	13.42%	13.70%	10.35%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	8.15%	6.80%	7.96%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the equirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less wholesale time deposits) provide a relatively stable funding base, and were equal to 73 % of total assets at December 31, 2004. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans. The Bank currently has two ten year $5,000,000 loan advances from the FHLB of Atlanta. Both of these advances are presently callable. The Bank also has additional lines of credit with other banks in the form of federal funds lines in the amount of $12,000,000. The Bank has never drawn on any of these federal funds lines. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Capital Resources

The equity capital of the Company increased $2,059,397 during 2003 and by $10,434,729 in 2004. The increase in 2004 resulted from an increase in retained earnings of $3,000,055, a reduction in other comprehensive income of $50,693, additional paid-in capital of $3,300 from the exercise of stock options and the proceeds of $7,482,067 from private issuance of 300,000 shares of common stock.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. At December 31, 2004, both the Company and the Bank met all of the requirements to be well capitalized. Capital ratios are presented in the following table, compared with the "well capitalized" and minimum ratios under the FDIC regulatory definitions and guidelines:

The Bank

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Total Capital (To Risk Weighted Assets)	$34,140,000	13.77%	$19,840,000.	>8.0%	$24,800,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$26,340,000	10.62%	$9,920,000	>4.0%	$14,880,000	>6.0%
Tier I Capital (To Average Assets)	$26,340,000	8.90%	$11,839,000	>4.0%	$14,800,000	>5.0%

The Holding Company

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Total Capital (To Risk Weighted Assets)	$34,525,000	13.92%	$19,840,000	>8.0%	$24,800,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$31,625,000	12.75%	$9,920,000	>4.0%	$14,880,000	>6.0%
Tier I Capital (To Average Assets)	$31,625,000	10.68%	$11,839,000	>4.0%	$14,800,000	>5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding ncreases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general ncreases in the prices of goods and services usually result in increased operating expenses.

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specific period of time. At December 31, 2004, the Bank had issued commitments to extend credit of $36.2 million through various types of lending arrangements. Of these commitments, 65.8 %, or $23.8 million, expire within one year, and 34.2 %, or $12.4 million, expire in more than one year or more. Past experience indicates that many of these commitments to extend credit will expire unused.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based of the credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Report on Consolidated Financial Statements
For the Years Ended December 31, 2004, 2003 and 2002

Office Locations

Main Office
1450 John B. White, Sr. Blvd.
Spartanburg, S.C. 29306
Telephone (864) 595-0455

Hillcrest Branch
1035 Fernwood-Glendale Road
Spartanburg, S.C. 29307
Telephone (864) 573-9955

Columbia Branch
1333 Main Street, Suite 100
Columbia, S.C. 29201
Telephone (803) 343-3435

Hilton Head / Bluffton Branch
7 Arley Way, Suite 100
Bluffton, S.C. 29910
Telephone (843) 706-3900

First South Financial Services
1460 John B. White, Sr. Blvd.
Spartanburg, S.C. 29306
Telephone (864) 576-6672

Loan Production Office
30 Hendersonville Road, Suite 7
Asheville, N.C. 28803
Telephone (828) 277-2125

Stock Information

First South Bancorp, Inc. Stock Symbol
FSBS

Market Maker
FIG Partners, LLC
Eric B. Lawless
1545 Peachtree Street, NE
Atlanta, GA 30309
Telephone (866) 344-2657

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements	
Consolidated Balance Sheets	6
Consolidated Statements of Income	7
Consolidated Statements of Stockholders' Equity	8
Consolidated Statements of Cash Flows	9
Notes to Financial Statements	10-24

Board of Directors

Roger A. F. Habisreutinger
Chairman of the Board

Richard H. Brooks
Harold E. Fleming
Joel C. Griffin
Ashley F. Houser
Herman E. Ratchford
Chandrakant V. Shanbhag
Barry L. Slider
David G. White

Executive Officers

Barry L. Slider
President, Chief Executive Officer
and Vice Chairman

V. Lewis Shuler
Executive Vice President
Secretary & Treasurer

Dear Valued Shareholder:

Every year we have highlighted statistics reflecting the performance of your bank. We are again pleased to share there were positive increases in nearly all areas of annual performance measurement. Most notably of these, assets and earnings increased from December 31, 2003, by 17.8 % and 42.6 %, respectively. The significant earnings increase translates into an increase in your stock's book value from $11.87 at year-end 2003 to $15.95 at year-end 2004, an increase of 34.4 %.

Our corporate goal, however, has never been to grow for the sake of being bigger, or to achieve a certain level of earnings during any given year. Our goal has been to constantly answer in the affirmative to the question, "Are we a better company today than we were yesterday?"

We believe we are. We are investing more in our associates to develop a team of talented, well-trained, and dedicated individuals to deliver superior personalized services to our clients, broadening our use of technology to enhance product and services delivery, and dedicating time, effort, and financial resources to build a stronger foundation for the future. The returns on the investments we are making in our future are already beginning to be recognized today.

As we have from our first day of operations, the Board of Directors and staff are most appreciative of your support and we remain mindful of our commitment to you.

Sincerely,

Roger A.F. Habisreutinger
Chairman of the Board

Barry L. Slider
President and
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First South Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of ***First South Bancorp, Inc. and Subsidiary*** (the Company) as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and Subsidiary at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
March 10, 2005

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2004 and 2003

Assets	2004	2003
Cash and due from banks	$ 4,092,178	$ 4,492,767
Interest-bearing deposits	9,200,000	25,000
Securities available-for-sale	18,506,440	10,372,164
Securities held-for-investment	3,358,447	3,873,928
Loans, net	251,155,151	224,169,439
Premises and equipment, net	5,333,819	5,455,891
Investment in FSBS Capital Trust	155,000	-
Other assets	4,629,282	3,331,774
Total Assets	**$ 296,430,337**	**$ 251,720,963**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing demand	$ 18,632,817	$ 19,028,127
Interest-bearing demand and savings	86,078,673	80,063,488
Time deposits	143,163,587	116,364,574
Total deposits	247,875,077	215,456,189
Retail repurchase agreements	4,700,237	6,088,913
Other borrowed funds	10,416,656	12.235.553
Subordinated debt	5,155,000	-
Other accrued expenses and liabilities	1,439,510	1,531,180
Total liabilities	269,586,480	235,311,835
Commitments and contingencies – Notes 11 and 13	-	-
Stockholders' equity		
Common stock no par value; authorized 30,000,000 shares authorized, 1,682,490 and 1,382,040 issued and outstanding at December 31, 2004 and 2003, respectively	-	-
Paid-in capital	18,637,856	11,152,489
Retained earnings	8,224,862	5,224,807
Accumulated other comprehensive income	(18,861)	31,832
Total Stockholders' equity	26,843,857	16,409,128
Total Liabilities and Stockholders' equity	**$ 296,430,337**	**$ 251,720,963**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income			
Loans	$ 14,575,623	$ 12,282,117	$ 9,312,105
Securities			
U.S. Government and agency obligations	450,766	431,568	631,322
State and local obligations	25,998	26,016	25,995
Mortgage backed securities	48,791	-	-
Other securities	72,745	74,993	81,446
Deposits with banks	137,366	70,064	156,644
Total interest income	15,311,289	12,884,758	10,207,512
Interest expense			
Deposits			
Time	3,068,349	2,734,418	2,921,920
Interest-bearing demand and savings	1,431,436	1,191,777	910,346
Borrowed funds	458,431	457,528	452,021
Other	250,483	26,583	68,522
Total interest expense	5,208,699	4,410,306	4,352,809
Net interest income	10,102,590	8,474,452	5,854,703
Provision for loan losses	705,522	949,302	674,830
Net interest income after provision for loan losses	9,397,068	7,525,150	5,179,873
Non-interest income			
Service charges, fees, and commissions	693,755	454,579	357,714
Loan brokerage fees	240,248	454,344	302,342
Mortgage banking loan fees	127,859	233,305	136,342
Other	127,385	112,058	64,021
Total other operating income	1,189,247	1,254,286	860,419
Non-interest expenses			
Salaries and employee benefits	3,564,689	3,190,603	2,391,337
Occupancy and equipment	823,475	635,843	479,388
Legal expenses	172,056	263,765	83,200
Data processing	201,843	329,269	163,272
Other outside services	128,497	262,986	68,386
Other	1,039,700	866,703	640,683
Total other operating expenses	5,930,260	5,549,169	3,826,266
Income before income taxes	4,656,055	3,230,267	2,214,026
Current income tax expense	1,700,000	1,386,000	1,003,262
Deferred income tax benefit	(44,000)	(260,000)	(208,000)
Net income	**$ 3,000,055**	**$ 2,104,267**	**$ 1,418,764**
Earnings per common share	**$ 1.87**	**$ 1.52**	**$ 1.03**
Diluted earnings per common share	**$ 1.76**	**$ 1.46**	**$ 0.99**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2004, 2003 and 2002

	Common Stock in Number of Shares	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2001	917,780	$11,096,989	$ 1,701,776	$ 110,188	$ 12,908,953
Exercised stock options	3,000	48,000	-	-	48,000
Comprehensive income:					
Net income	-	-	1,418,764	-	
Net change in unrealized gain, on securities available-for-sale, net of tax of $16,614	-	-	-	(25,986)	
Comprehensive income	-	-	-	-	1,392,778
Balance at December 31, 2002	920,780	11,144,989	3,120,540	84,202	14,349,731
Exercised stock options	600	7,500	-	-	7,500
Comprehensive income:					
Net income	-	-	2,104,267	-	
Net change in unrealized gain, on securities available-for-sale, net of tax benefit of $32,098	-	-	-	(52,370)	
Comprehensive income					2,051,897
Three-for-two common stock split	460,660	-	-	-	-
Balance at December 31, 2003	1,382,040	$11,152,489	$ 5,224,807	$ 31,832	$ 16,409,128
Exercised stock options	450	3,300	-	-	3,300
Issuance of Common Stock (300,000 shares @ $25 per share) net of expense of $17,933	300,000	7,482,067	-	-	7,482,067
Comprehensive income:					
Net income	-	-	3,000,055		
Net change in unrealized gain, on securities available-for-sale, net of tax benefit of $31,070	-	-	-	(50,693)	
Comprehensive income					2,949,362
Balance at December 31, 2004	**1,682,490**	**$18,637,856**	**$ 8,224,862**	**$ (18,861)**	**$ 26,843,857**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating Activities			
Net income	$ 3,000,055	$ 2,104,267	$ 1,418,764
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	432,071	243,468	189,003
Provision for loan losses	705,522	949,302	674,830
Gain on disposal of premises and equipment	-	(6,453)	-
(Gain) loss on sale of other real estate owned	-	(3,549)	2,851
(Gain) loss on sale of loans	(78,783)	-	-
Increase in cash surrender value of life insurance	(30,344)	(37,090)	(41,110)
Deferred tax provision	(44,000)	(260,000)	(208,000)
Decrease (increase) in interest receivable	(177,899)	(195,401)	(150,497)
Decrease (increase) in other assets	(829,848)	204,610	(495,309)
Increase in accrued expenses and other liabilities	38,559	331,106	806,024
Net cash provided by operating activities	3,015,333	3,330,260	2,196,556
Investing Activities			
Origination of loans, net of principal collected	(28,199,269)	(67,880,945)	(33,812,549)
Proceeds from matured / called securities available-for-sale	5,000,000	10,998,714	11,000,000
Proceeds from matured / called securities held-for-investment	-	518,503	-
Proceeds from sale of securities available-for-sale	1,000,000	-	-
Purchase of securities available-for-sale	(14,001,975)	(6,600,000)	(16,998,552)
Purchase of securities held-for-investment	-	(2,023,848)	(1,017,363)
Proceeds from MBS principal paydowns	510,545	-	-
Proceeds from sale of other real estate owned	-	337,457	147,149
Proceeds from disposal of premises and equipment	-	20,487	-
Purchases of premises and equipment	(246,905)	(2,880,721)	(145,446)
Investment in trust	(155,000)	-	-
Net cash used in investing activities	(36,092,604)	(67,510,353)	(40,826,761)
Financing Activities			
Increase in deposits, net	32,418,888	59,758,242	38,414,871
Proceeds from exercise of stock options	3,300	7,500	48,000
Net (decrease) increase in retail repurchase agreements	(1,388,676)	2,859,176	(2,393,657)
Net (decrease) increase in other borrowings	181,103	(219,138)	414,024
Proceeds of advances from FHLB	16,200,000	6,000,000	-
Repayment of advances from FHLB	(18,200,000)	(4,000,000)	-
Proceeds from issuance of subordinated debt	5,155,000	-	-
Proceeds from stock issuance	7,482,067	-	-
Net cash provided by financing activities	41,851,682	64,405,780	36,483,238
Net increase (decrease) in cash and cash equivalents	8,774,411	225,687	(2,146,967)
Cash and cash equivalents, beginning of year	4,517,767	4,292,080	6,439,047
Cash and cash equivalents, end of year	**$ 13,292,178**	**$ 4,517,767**	**$ 4,292,080**
Cash paid for			
Interest	**$ 5,208,699**	**$ 4,347,578**	**$ 4,626,160**
Income taxes	**$ 1,524,449**	**$ 1,132,904**	**$ 1,063,007**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

Note 1 - Organization

First South Bancorp, Inc. (the "Corporation" or the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for First South Bank (the Bank). On September 30, 1999, pursuant to a plan of exchange approved by the shareholders of the Bank, all of the outstanding shares of common stock of the Bank were exchanged for shares of common stock of the Corporation. The Corporation presently engages in no business other than that of owning the Bank and has no employees. The Bank was incorporated on April 23, 1996, and began banking operations on August 19, 1996. The Bank is a South Carolina chartered commercial bank and is engaged in lending and deposit gathering activities from two branches in Spartanburg County, one branch in Columbia, South Carolina, one branch in Hilton Head, South Carolina, and a loan production office in Asheville, North Carolina. It operates under the laws of South Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation and the South Carolina State Board of Financial Institutions.

On April 1, 2004, the Company completed a secondary stock offering and sold 300,000 shares of stock at $25 per share, with net proceeds totaling $7,482,067.

Note 2 - Summary of Significant Accounting Policies and Activities

The following is a description of the significant accounting and reporting policies that First South Bancorp, Inc. and Subsidiary follows in preparing and presenting their financial statements.

(a) Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the Reporting period. Actual results could differ from those estimates.

(c) Securities

Investments in equity securities that have readily determinable fair values and all investments in debt securities are classified at acquisition into one of three categories and accounted for as follows:

- securities held-for-investment are held-to-maturity and reported at amortized cost,
- trading securities are reported at fair value with unrealized gains and losses included in earnings, or;
- securities available-for-sale are reported at estimated fair value with unrealized gains and losses reported as a separate component of comprehensive income (net of tax effect).

The Company intends to hold the available-for-sale securities for an indefinite period of time but may sell them prior to maturity. All other securities have been classified as held-to-maturity securities because management has determined that the Company has the intent and the ability to hold all such securities until maturity.

Gains and losses on sales of securities are recognized when realized on a specific identification, trade date basis. Premiums and discounts are amortized into interest income using a method that approximates the level yield method.

There were no investments classified as trading securities at December 31, 2004 and 2003.

(d) Loans and allowance for loan losses

Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The accrual of interest is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when the loan is 90 days delinquent. All interest accrued, but not collected for loans that are placed on nonaccrual, is reversed against interest income. A commercial loan is considered past due when a payment is not received by the next business day after the due date. A consumer loan is considered past due when a payment is not received within 30 days after the due date.

The Company uses the allowance method in providing for loan losses. The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and expected losses in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans and other factors. Management believes that the allowance for loan losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Management considers loans to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgments include, but are not limited to, loan payment pattern, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of loans with certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal.

(e) Other real estate owned

Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Fair value is determined by appraisal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. OREO is reported net of allowance for losses in the Company's financial statements.

(f) Premises and equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives which includes the remaining lease term and probable renewal periods. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expense as incurred.

(g) Loan Origination Fees

Origination fees received and direct costs incurred are amortized to interest income over the contractual lives of the loans.

(h) Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits. During the normal course of business, the Company may have cash deposits with banks that are in excess of federally insured limits.

(i) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

(j) Earnings per common share

Earnings per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings per common share includes the dilutive effect of outstanding stock options.

(k) Stock Options

Financial Accounting Standards Board (FASB) Statement No 148, Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123, was issued in December 2002 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of this statement are effective for fiscal years ending after December 15, 2002 and are included in these financial statements.

The Company has elected to continue using the measurement method prescribed in Accounting Principles Board Opinion No. 25 and, accordingly, FASB Statement No. 123 has no effect on the Company's financial position or results of operations. As a result, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date of the awards consistent with the provisions of FASB Statement No. 123, the Company's net earnings and earnings per share would have decreased to the pro forma amounts indicated below:

	2004	2003	2002
Net income – as reported	$ 3,000,055	$ 2,104,267	$ 1,418,764
Net income – pro forma	2,829,657	1,953,093	1,289,861
Earnings per common share – as reported	1.87	1.52	1.03
Earnings per common share – pro forma	1.76	1.41	0.93
Diluted earnings per common share – as reported	1.76	1.46	0.99
Diluted earnings per common share – pro forma	1.66	1.35	0.90

(l) Fair value of financial instruments

FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered an indication of the liquidation value of the Company, but rather represent a good-faith estimate of the value of the financial instruments held by the Company.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments.

Cash and cash equivalents. For cash on hand, amounts due from banks, federal funds sold, and interest-bearing deposits, the carrying value approximates fair value.

Securities. The fair value of investments securities is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Restricted Federal Home Loan Bank (FHLB) stock is valued at cost.

Loans. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of variable rate loans with frequent repricing and no significant changes in credit risk approximates book value.

Deposits and borrowings. The fair value of fixed rate time deposits, borrowed funds and subordinated debt is estimated by discounting the future cash flows using the current rates at which similar deposits and borrowings would be accepted for the same remaining maturities.

Other interest-bearing liabilities. The carrying value of retail repurchase agreements and other borrowed funds approximates fair value since these obligations have variable interest rates with daily repricings. At least an equal amount of securities, at their carrying values, are pledged as collateral for all repurchase agreements.

Commitments. The fair value of commitments to extend credit is based on fees currently being charged for similar instruments and is considered to approximate carrying value. For other commitments, generally of a short-term nature, the carrying value is considered to be a reasonable estimate of fair value.

(m) Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

In December 2003, the FASB issued FIN No. 46 (revised), "Consolidation of Variable Interest Entities" ("FIN No. 46(R)"), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company's existing variable interest entities in the first reporting period ending after December 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have any impact on the Company's financial position or results of operations. Subsequent to December 31, 2003, the Company formed a wholly-owned Delaware statutory business trust, FSBS Capital Trust I (the "Trust"), which issued $5,000,000 of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures. In accordance with the provisions of this Interpretation, the Company has not consolidated its interest in FSBS Capital Trust.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1." The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan commitments," to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

(n) Operating Segments

The Company has determined that, using the definitions contained in FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, all of its activities constitute only one reportable operating segment.

(o) Financial statement reclassification

Certain of the prior year amounts have been reclassified to conform to current year presentation; such reclassifications are immaterial to the financial statements.

Note 3 - Securities

Available-for-sale

A summary of the amortized cost and estimated fair value of securities available-for-sale follows:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agency obligations	$16,498,891	$ -	$ 18,311	$16,480,580
State and local obligations	123,153	4,239	-	127,392
Mortgage backed securities	960,618	-	16,350	944,268
Restricted FHLB stock	954,200	-	-	954,200
Total securities available-for-sale	**$18,536,862**	**$ 4,239**	**$ 34,661**	**$18,506,440**

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agency obligations	$ 9,497,730	$ 68,805	$ 22,190	$ 9,544,345
State and local obligations	123,093	4,726	-	127,819
Restricted FHLB stock	700,000	-	-	700,000
Total securities available-for-sale	**$10,320,823**	**$ 73,531**	**$ 22,190**	**$10,372,164**

There was one sale of a security available-for-sale in 2004 in the amount of 1,000,000 and none in 2003.

The Company has nine securities in an unrealized loss position at December 31, 2004. The eight securities, with a fair value of $9,418,868 and an unrealized loss of $40,641 at December 31, 2004, have been in a continuous unrealized loss position for less than twelve months. The other security, with a fair value of $974,380 and an unrealized loss of $25,620 at December 31, 2004, has been in a continuous unrealized loss position for more than 12 months. The Company had only one security in an unrealized loss position at December 31, 2003 with a fair value of $977,810 and an unrealized loss of $22,910 at December 31, 2003. This security had been in a continuous unrealized loss position for less than 12 months. These securities are not considered to be other than temporarily impaired due to management's intent to hold these securities until maturity.

Held-for-investment

A summary of the carrying value and estimated fair market value of securities held-for-investment follows:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agency obligations	$ 1,004,235	$ -	$ 1,105	$ 1,003,130
Trust Preferred securities	479,274	133,404	-	612,678
Mortgage backed securities	1,499,938	38,623	-	1,538,561
State and local obligations	375,000	9,701	-	384,701
Total securities held-for-investment	**$ 3,358,447**	**$ 181,728**	**$ 1,105**	**$ 3,539,070**

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agency obligations	$ 1,010,927	$ 12,823	$ -	$ 1,023,750
Trust Preferred securities	477,862	127,592	-	605,454
Mortgage backed securities	2,010,139	7,496	-	2,017,635
State and local obligations	375,000	11,592	-	386,592
Total securities held-for-investment	**$ 3,873,928**	**$ 159,503**	**$ -**	**$ 4,033,431**

The scheduled maturities of securities held-for-investment and available-for-sale at December 31, 2004 were as follows:

	Available-for-Sale		Held-for-Investment	
	Amortized Costs	Estimated Fair Value	Amortized Costs	Estimated Fair Value
Due in one year or less	$ 1,498,891	$ 1,494,410	$ 1,004,235	$ 1,003,130
Due from one to five years	13,000,000	12,985,170	-	-
Due from five to 10 years	1,000,000	1,001,250	-	-
Due after ten years	1,123,153	1,127,142	854,274	997,379
Mortgage backed securities	960,618	944,268	1,499,938	1,538,561
Equity securities	954,200	954,200	-	-
	$ 18,536,862	**$ 18,506,440**	**$ 3,358,447**	**$ 3,539,070**

At December 31, 2004, securities with a carrying value of approximately $11,465,545 were pledged to secure retail repurchase agreements and Treasury, tax and loan deposits.

Note 4 - Loans and Allowance for Loan Losses

Loans at December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004	December 31, 2003
Construction and land development	$ 17,223,132	$ 14,345,975
1-4 Family residential properties	70,445,101	55,948,902
Multifamily residential properties	1,648,521	1,274,998
Non-farm nonresidential properties	117,031,288	101,938,822
Other real estate loans	1,200,855	1,650,997
Commercial and industrial, non-real estate	46,728,921	51,523,910
Consumer	470,787	554,999
Total loans	254,748,605	227,238,603
Less: Allowance for loan losses	(2,900,000)	(2,600,000)
Net deferred loan fees	(693,434)	(469,164)
	$ 251,155,171	**$ 224,169,439**

The activity in the allowance for loan losses for 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Balance, beginning of year	$ 2,600,000	$ 1,750,000	$ 1,450,000
Provision charged to operations	705,522	949,302	674,830
Loan charge-offs	(421,448)	(1,808,203)	(392,450)
Loan recoveries	15,926	1,708,901	17,620
Balance, end of year	**$ 2,900,000**	**$ 2,600,000**	**$ 1,750,000**

At December 31, 2004 and 2003, nonaccrual loans amounted to $350,167 and $295,039, respectively. The Company evaluates impairment of commercial loans on an individual loan basis. As of December 31, 2004 and 2003 loans individually evaluated and considered impaired under FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan were immaterial.

At December 31, 2004, the Company had loans outstanding to officers, directors, and their related interests of $4,045,317. During 2004, directors, officers, and their related interests borrowed $2,325,398 and repaid $1,730,554. At December 31, 2003, the Company had loans outstanding to officers, directors, and their related interests of $3,450,473. During 2003, directors, officers, and their related interests borrowed $2,835,278 and repaid $5,823,220.

In the normal course of business there are outstanding commitments for the extension of credit, which are not reflected in the financial statements. At December 31, 2004 and 2003, pre-approved but unused lines of credit for loans totaled approximately $36,240,245 and $38,169,647, respectively. In addition, the Company had issued standby letters of credit amounting to approximately $2,816,000 and $2,539,000 at December 31, 2004 and 2003, respectively. The Company also had $1,921,000 in outstanding variable rate commercial loan commitments at December 31, 2004. These commitments represent no more than the normal lending risk that the Company commits to its borrowers. If these commitments are drawn, the Company will obtain collateral if it is deemed necessary based on management's credit evaluation of the counterparty. Management believes that these commitments can be funded through normal operations. The fair value of these standby letters of credit is based on fees currently charged for similar instruments and is immaterial to the financial statements taken as a whole.

The Company grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Spartanburg County, Richland County, and Hilton Head area in South Carolina and the Asheville area in North Carolina. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

Note 5 - Premises and Equipment

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	December 31,	
	2004	2003
Land	$ 431,412	$ 431,412
Buildings	4,718,620	4,715,267
Leasehold improvements	93,590	93,590
Furniture and equipment	1,682,443	1,439,200
	6,926,065	6,679,469
Less accumulated depreciation	(1,592,246)	(1,223,578)
	$ 5,333,819	$ 5,455,891

Depreciation expense for the years ended 2004, 2003, and 2002 was $368,667, $243,468 and $189,003, respectively.

Note 6 - Deposits

A summary of deposit accounts at December 31, 2004 and 2003 follows:

	December 31,	
	2004	2003
Demand		
Non-interest bearing	$ 18,632,817	$ 19,028,127
Interest bearing	32,297,557	36,531,572
Savings	53,781,116	43,531,916
Time, $100,000 and over	39,992,374	32,784,468
Other Time	103,171,213	83,580,106
	$ 247,875,077	**$ 215,456,189**

At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$ 79,300,002
2006	61,945,991
2007	1,719,594
2008	198,000
2009 and thereafter	-
	$143,163,587

Directors and executive officers were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $1,180,733 and $4,913,801 at December 31, 2004 and 2003, respectively.

Note 7 - Other Borrowed Funds

At December 31, 2004 and 2003, the Bank had two $5,000,000 fixed-rate advances outstanding from the FHLB that are collateralized by a lien on qualifying first mortgage and commercial loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. The borrowings carried interest rates of 4.6 percent and 4.3 percent and mature in March 2011 and February 2011. Both of the $5,000,000 advances are callable until maturity. At December 31, 2003 the Bank also had a $2,000,000 variable-rate advance from the FHLB collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. The borrowing carried an interest rate of 1.15 percent and matured in January 2004. The unused portion of the line of credit with the FHLB was approximately $21,887,000 at December 31, 2004.

Treasury, tax and loan accounts with balances of $416,656 and $235,553 at December 31, 2004 and 2003, respectively are also included in other borrowed funds. These borrowings bear interest at the federal funds rate less 25 basis points.

At December 31, 2004, the Bank had $12,000,000 of unused lines of credit to purchase federal funds from banks.

Note 8 - Subordinated Debt

In January 2004, the Company formed a wholly-owned Delaware statutory business trust, FSBS Capital Trust I (the "Trust"), which issued $5,000,000 of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures (the "Trust Preferred Securities"). These debentures qualify as Tier I capital. All of the common securities of the Trust are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase from the Company $5,155,000 of junior subordinated debentures of the Company which carry a variable interest rate of 3 Month LIBOR plus 2.8 percent per annum. The junior subordinated debentures represent the sole asset of the Trust.

The Company has entered into contractual arrangements which, taken collectively, fully guarantee payment of (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by FSBS Capital Trust I, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures in January 2034 or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part, at any time, however if they are redeemed before the fifth anniversary, the cost would be 105 percent of the par value of the securities. The debentures may be redeemed after the fifth anniversary at par.

Note 9 - Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company and the Bank's actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented on the following page..

The Company

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total Capital (To Risk Weighted Assets)	$34,525,000	13.92%	$19,840,000	>8.0%	$24,800,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$31,625,000	12.75%	$ 9,920,000	>4.0%	$14,880,000	>6.0%
Tier I Capital (To Average Assets)	$31,625,000	10.68%	$11,839,000	>4.0%	$14,800,000	>5.0%
As of December 31, 2003						
Total Capital (To Risk Weighted Assets)	$18,921,000	8.49%	$17,819,000	>8.0%	$22,274,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$16,321,000	7.33%	$ 8,910,000	>4.0%	$13,365,000	>6.0%
Tier I Capital (To Average Assets)	$16,321,000	6.47%	$10,088,000	>4.0%	$12,610,000	>5.0%

The Bank

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total Capital (To Risk Weighted Assets)	$34,140,000	13.77%	$19,840,000	>8.0%	$24,800,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$26,340,000	10.62%	$ 9,920,000	>4.0%	$14,880,000	>6.0%
Tier I Capital (To Average Assets)	$26,340,00	8.90%	$11,839,000	>4.0%	$14,800,000	>5.0%
As of December 31, 2003						
Total Capital (To Risk Weighted Assets)	$18,921,000	8.49%	$17,819,000	>8.0%	$22,274,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$16,321,000	7.33%	$ 8,910,000	>4.0%	$13,365,000	>6.0%
Tier I Capital (To Average Assets)	$16,321,000	6.47%	$10,088,000	>4.0%	$12,610,000	>5.0%

Note 10 - Income Taxes

The provision for income taxes is summarized below:

	2004	2003	2002
Currently Payable			
Federal	$ 1,556,000	$ 1,284,325	$ 945,312
State	144,000	101,675	57,950
	1,700,000	1,386,000	1,003,262
Deferred			
Federal	(122,928)	(240,927)	(195,986)
State	78,928	(19,073)	(12,014)
	(44,000)	(260,000)	(208,000)
Total income taxes	$ 1,656,000	$ 1,126,000	$ 795,262

The reasons for the difference between the statutory federal income tax rates and the effective tax rates are summarized as follows for:

	2004	2003	2002
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal benefit	2.0%	2.1%	2.0%
Effect of tax exempt interest and dividends	(0.6%)	(0.5%)	(0.6%)
Life Insurance	(0.7%)	(0.7%)	(1.5%)
Other, net	0.9%	0.0%	2.0%
	35.6%	**34.9%**	**35.9%**

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	December 31,	
	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 902,000	$ 825,000
Available-for-sale securities	12,000	0
Other	51,000	267,000
Gross deferred tax assets	965,000	1,092,000
Less valuation allowance	-	-
Net deferred tax assets	965,000	1,092,000
Deferred tax liabilities		
Depreciation	(158,000)	(137,000)
Loan Origination Fees	(230,000)	-
Other	(23,000)	-
Available-for-sale securities	-	(10,000)
Gross deferred liabilities	(411,000)	(147,000)
Net	**$ 554,000**	**$ 945,000**

The change in the valuation allowance was $-0- for the year ending December 31, 2004.

Note 11 - Commitments and Contingency

The Company leases the land and building for its branches under operating leases. Future minimum lease payments at December 31, 2004, are as follows:

2005	$ 158,916
2006	112,701
2007	88,809
2008	90,262
2009	92,841
2010 and thereafter	189,507
	$733,036

Total lease expense was $177,672, $171,176 and $134,755 for 2004, 2003 and 2002, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse impact on the financial position or results of operations of the Company.

Note 12 - Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of cash dividends, which may be paid at any date without prior regulatory consent, is generally limited to the year's net income of the Bank provided the Bank received a composite rating of one or two at the last examination conducted by the federal or state regulatory authority, and loans or advances are limited to 10 percent of the Bank's common stock and surplus on a secured basis.

In addition, cash dividends paid by the Bank to the Corporation would be prohibited if the effect would cause the Bank's capital to be reduced below applicable minimum regulatory capital requirements.

In 2003, the Bank's regulators required the Bank's Board of Directors to sign a memorandum of understanding in connection with the Bank's deferred presentment lending program which was in the process of being terminated. The memorandum of understanding restricted the payment of dividends without prior regulatory approval, among other things. It was terminated in January 2004.

Note 13 - Employee Benefit Plans

401(k) plan

All employees of the Company who meet certain eligibility criteria are permitted to participate in a 401(k) plan. For each employee's contribution up to 6 percent of compensation, the Company makes a 100 percent matching contribution. Expense related to this plan was $117,509, $93,770 and $81,937 in 2004, 2003 and 2002, respectively.

Salary continuation plan

During 1999, the Company entered into a salary continuation agreement with certain officers of the Company. The plan provides for a series of payments over a specified number of periods to these employees upon their retirement or termination as stated in the plan. The amount of accrued benefit expense included in other liabilities was $141,422 and $114,050 at December 31, 2004 and 2003, respectively.

Note 14 - Stock Options

The Company has issued incentive stock options to certain officers and employees. As permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue using the measurement method prescribed in *Accounting Principles Board Opinion No. 25* and, accordingly, *FASB Statement No. 123* has no effect on the Company's financial position or results of operations.

The following is a summary of stock option activity and related information for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding- Beginning of Period	177,633	$ 12.68	157,890	$ 11.61	141,173	$ 10.41
Granted	8,295	34.55	20,654	20.65	21,218	19.37
Exercised	(450)	7.33	(911)	8.33	(4,500)	10.67
Outstanding- End of Period	**185,478**	**$ 13.67**	**177,633**	**$ 12.68**	**157,891**	**$ 11.61**
Exercisable- End of Period	**140,859**	**$ 11.25**	**118,001**	**$ 10.41**	**96,048**	**$ 9.64**
Weighted average fair value of options granted		**$ 22.71**		**$ 13.41**		**$ 12.65**

Exercise prices for options outstanding as of December 31, 2004 and 2003 ranged from $7.33 to $35.00. The weighted average remaining contractual life of those options is approximately 5.8 years at December 31, 2004 and 6.5 years at December 31, 2003.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002; dividend yield of 0.00 percent, expected volatility of 50 percent in 2004, 2003 and 2002, risk-free interest rates of 4.24 percent in 2004, 3.77 percent in 2003, and 4.00 percent in 2002, and expected lives of 10 years for the options.

Note 15 - Fair Value of Financial Instruments

The estimated fair value of financial instruments are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)		(in thousands)	
Financial assets				
Cash and cash equivalents	$ 13,292	13,292	4,518	4,518
Securities				
Available-for-sale	18,506	18,506	10,372	10,372
Held-for-investment	3,358	3,539	3,874	4,033
Loans	251,155	251,116	224,169	231,008
Financial liabilities				
Deposits	247,875	248,020	215,456	216,247
Retail repurchase agreements	4,700	4,700	6,089	6,089
Other borrowed funds	10,417	10,488	12,235	15,089

The fair value estimates are made at a specific point in time based on relevant market and other information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 16 - Earnings Per Common Share (EPS)

The reconciliation of the numerators and denominators of the earnings per common share and diluted EPS computation follows:

December 31, 2004	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**
Earnings per common share:			
Income available to common stockholders	$ 3,000,055	1,607,525	$ 1.87
Dilutive effect of stock options	-	98,047	(0.11)
Diluted EPS:			
Income available to common stockholders and assumed conversions	$ 3,000,055	$ 1,705,572	$ 1.76

Options to purchase 100 shares of common stock at $30.50 per share, options to purchase 400 shares of common stock at $29.75 per share, 100 shares at $29.50 and 7,595 shares at $35.00 were not included in the computation of diluted earnings per share for 2004 because the options' exercise price was greater than the average market price of the common shares.

December 31, 2003	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**
Earnings per common share:			
Income available to common stockholders	$ 2,104,267	1,381,722	$ 1.52
Dilutive effect of stock options	-	62,844	(0.06)
Diluted EPS:			
Income available to common stockholders and assumed conversions	$ 2,104,267	$ 1,444,566	$ 1.46

Options to purchase 14,204 shares of common stock at $21.00 per share and options to purchase 450 shares of common stock at $20.33 per share were not included in the computation of diluted earnings per share for 2003 because the options' exercise price was greater than the average market price of the common shares.

December 31, 2002	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**
Earnings per common share:			
Income available to common stockholders	$ 1,418,764	1,380,863	$ 1.03
Dilutive effect of stock options	-	45,525	(0.04)
Diluted EPS:			
Income available to common stockholders and assumed conversions	$ 1,418,764	$ 1,426,388	$ 0.99

Options to purchase 3,750 shares of common stock at $17.33 per share, options to purchase 150 shares of common stock at $18.11 per share and options to purchase 16,718 shares of common stock at $20.00 per share were not included in the computation of diluted earnings per share for 2002 because the options' exercise price was greater than the average market price of the common shares.

Note 17 - Condensed Financial Statements of Parent Company

Financial information pertaining to First South Bancorp, Inc. is as follows:

Balance Sheets	**2004**	**2003**	**2002**
Assets			
Cash	$ 540,866	$ 55,500	$ 48,000
Investment in Trust	155,000	-	-
Investment in common stock of First South Bank	26,321,326	16,353,628	14,301,731
Due from Bank	4,900,000	-	-
Debt Issuance Costs	81,665	-	-
Total assets	**$ 31,998,857**	**$ 16,409,128**	**$ 14,349,731**
Liabilities			
Subordinated Debt	$ 5,155,000	$ -	$ -
Stockholders' Equity	$ 26,843,857	$ 16,409,128	$ 14,349,731
Total Liabilities and Stockholders' Equity	**$ 31,998,857**	**$ 16,409,128**	**$ 14,349,731**

Statements of Operations		**For the years ended**	
	2004	**2003**	**2002**
Operating income	$ 201,211	$ -	$ -
Expense			
Other expenses	219,544	-	-
Loss before equity in undistributed net income of First South Bank	(18,333)	-	-
Equity in undistributed net income of First South Bank	3,018,388	2,104,267	1,418,764
Net income	**$ 3,000,055**	**$ 2,104,267**	**$ 1,418,764**

Statements of Cash Flows		**For the years ended**	
	2004	**2003**	**2002**
Operating activities			
Net income	$ 3,000,055	$ 2,104,267	$ 1,418,764
Equity in undistributed income of First South Bank	(3,018,388)	(2,104,267)	(1,418,764)
Net change in other assets	(81,668)	-	-
Net cash used in operating activities	(100,001)	-	-
Investing activities			
Investment in Trust	(155,000)	-	-
Advances to subsidiaries	(4,900,000)	-	-
Net cash used in investing activities	(5,055,000)	-	-
Financing activities			
Contributed capital to bank subsidiary	(7,000,000)	-	-
Proceeds from stock option exercise	3,300	7,500	48,000
Proceeds from issuance of subordinated debt	5,155,000	-	-
Proceeds from issuance of common stock	7,482,067	-	-
Net cash provided by financing activities	5,640,367	7,500	48,000
Net increase in cash and cash equivalents	485,366	7,500	48,000
Cash and cash equivalents, beginning of year	55,500	48,000	-
Cash and cash equivalents, end of year	**$ 540,866**	**$ 55,500**	**$ 48,000**

Note 18 - Noncash Transactions

The Company foreclosed on assets during the year ended December 31, 2004 and transferred the loans and accrued interest balances at the time of foreclosure to other real estate owned in the amount of $520,234.